Exhibit 99.1

Biomica Announces Initiation of Large-Scale Production of
Live Bacterial Product (LBP) Candidate Consortium in its
Immuno-Oncology Program

The company is advancing to scale-up and GMP batch production, to support anticipated first-in-man proof-of-concept clinical trials next year

Rehovot, Israel – October 13, 2020 – Biomica, an emerging biopharmaceutical company developing innovative microbiome-based therapeutics, and a subsidiary of Evogene Ltd. (NASDAQ: EVGN) (TASE: EVGN), announced today the advancement to large-scale production of BMC128, its Live Bacterial Product (LBP) candidate consortium. The microbes, which will be produced in large-scale are expected to support Biomica’s first-in-man proof-of-concept clinical trials for its immuno-oncology program, anticipated to begin in 2021. BMC128 is advancing to the GMP production stage following the successful completion of the initial R&D stage of drug product development and manufacturing, conducted by Biose Industrie (Aurillac, France).

Biomica’s immuno-oncology program is focused on its leading 4-strain candidate consortium BMC128. Biomica recently announced positive results in the program, demonstrating the efficacy of BMC128  in potentiating the response to immune-checkpoint inhibitors (ICI) in preclinical studies. In these studies, BMC128 was administered to mice bearing cancer tumors prior to and during ICI therapy, and the results showed that treatment with BMC128 significantly improved anti-tumor activity.

Biose Industrie is a drug-GMP certified manufacturer of bacteria-based APIs and clinical and commercial products. As previously announced earlier this year, Biomica engaged Biose for the scale-up development and GMP production of a clinical batch of its drug candidates.

Elran Haber, CEO of Biomica stated: “We are pleased with the continual advancements achieved with the production of our leading drug candidate, BMC128. The success seen in the R&D phase indicates that the production of these microbes is not only feasible but can be done efficiently in large scale. We will now be able to produce these microbes, which have demonstrated efficacy in pre-clinical trials, in large quantities in preparation for our proof-of-concept clinical trials in 2021.”

Ofer Haviv, Chairman of Biomica and President & CEO of Evogene stated: “This is an additional important developmental milestone for Biomica.  I am very proud of the progress that Biomica has achieved in 2020, and particularly that of its advancing immune-oncology program. We see significant opportunity in this program which has the potential to bring new solutions for patients currently uncurable under available therapies.”

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About BMC128

Developed as a Live Bacterial Product (LBPs), BMC128 is a rationally-designed LBP consortium comprised of four unique bacterial strains, natural inhabitants of the human intestinal tract, that harbor specific functional capabilities with the potential to enhance immunological therapeutic responses and facilitate anti-tumor immune activity through multiple biological processes.

Rationally-designed consortia are multi-strain products designed to restore diversity and specific functionality to a host’s microbial community with individually selected, cultured bacteria.

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About Biomica:

Biomica is an emerging biopharmaceutical company developing innovative microbiome-based therapeutics utilizing a dedicated Computational Predictive Biology platform (CPB), licensed from Evogene. Biomica aims to identify and characterize disease-related microbiome entities and to develop novel therapeutics based on these understandings. The company is focused on the development of therapies for antibiotic resistant bacteria, immuno-oncology, and microbiome-related gastrointestinal (GI) disorders.

Biomica is a subsidiary of Evogene Ltd. (NASDAQ: EVGN) (TASE: EVGN). For more information, please visit www.biomicamed.com.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN) (TASE: EVGN) is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health and agriculture, through the use of our broadly applicable Computational Predictive Biology (CPB) platform.  The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements.  Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ltd. For more information, please visit www.evogene.com

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Biomica and Evogene are using forward-looking statements in this press release when they discuss the potential benefits of live therapeutic drugs and the expected first-in-man proof-of-concept clinical trials and the timing thereof. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom and those risk factors contained in Evogene’s reports filed with the applicable securities authorities. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Rivka Neufeld Investor Relations E: IR@evogene.com T: +972-8-931-1940	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035